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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                 SCHEDULE 14D-9*
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                 AMENDMENT NO. 1
                       -----------------------------------

                             SQUARE INDUSTRIES, INC.
                            (Name of Subject Company)

                             SQUARE INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                     8522351
                      (CUSIP Number of Class of Securities)

                                 LOWELL HARWOOD
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             SQUARE INDUSTRIES, INC.
                                921 BERGEN AVENUE
                          JERSEY CITY, NEW JERSEY 07306
                                 (201) 798-0090

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement).

                                   COPIES TO:

       DANIEL R. KAPLAN, ESQ.                        LEO SILVERSTEIN, ESQ.
PROSKAUER ROSE GOETZ & MENDELSOHN LLP          BROCK, FENSTERSTOCK, SILVERSTEIN,
           1585 BROADWAY                             MCAULIFFE & WADE, LLC
     NEW YORK, NEW YORK  10036                       153 EAST 53RD STREET
          (212) 969-3200                           NEW YORK, NEW YORK  10022
                                                         (212) 371-2000

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*        This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for 100% of the outstanding shares of common stock of Square Industries, Inc. by a wholly-owned subsidiary of Central Parking Corporation.

                  This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated December 13, 1996 (the "Schedule 14D-9"), with respect to the tender offer by Central Parking System -- Empire State, Inc., a New York corporation ("Purchaser"), an indirect wholly-owned subsidiary of Central Parking Corporation, a Tennessee corporation ("Parent"), to acquire all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares"), at a price of $28.50 per Share net to the seller in cash promptly following completion of the Offer, without interest thereon with an additional $2.50 per Share to be deposited by Parent and held in escrow as contingent consideration for distribution in whole or in part to either shareholders of the Company or Parent based upon resolution of certain matters and subject to adjustment pursuant to the Escrow Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 1996, as amended or supplemented, and the related letter of transmittal. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 4(b) of the Schedule 14D-9 is hereby amended by deleting paragraphs 9, 10, 11, 12 and 13 and adding the following:

         On or about October 23, 1996, offers were submitted by three potential buyers, accompanied by proposed acquisition agreements, including Parent which submitted an all cash offer of $30.00 per share and, alternatively, an all stock offer of $34.00 per share payable in common stock of Parent. One of the bidders submitted a cash bid which was higher than the Parent's cash bid and one of the bidders submitted a cash bid which was significantly lower than the cash bids by Parent and the other bidder.

         A Special Meeting of the Board of Directors was held on October 29, 1996 at which the offers were reviewed and the Board authorized management of the Company and Blackstone to commence discussions with the two highest bidders with a view towards achieving more favorable terms. The Board of Directors determined not to pursue further discussions with the third bidder due to the fact that its bid was significantly lower than that of the other bidders.

         On November 1 and 4, 1996, management of the Company met separately with representatives of the two highest bidders to discuss the terms and suggested improvements to their respective offers, and at each meeting the bidders were requested to submit final offers by November 8, 1996.

         On November 8, 1996, such bidders submitted revised "final" offers which contained improved terms, including Parent which increased its cash offer to $31.00 per share and its stock offer to $40.00 per share. The other bidder submitted a cash offer in excess of $31.00 per share, which was higher than its previous offer.

         On November 11, 1996, the other bidder contacted the Company to advise the Company that it was withdrawing its "final offer" due to financing and other issues; however, on

November 20, 1996, it resubmitted a revised final offer with new financing sources indicated and new terms including a revised offer price of $31.25 per share, which was lower than its "final offer" price as previously submitted, but failed to provide a revised agreement which would contain the revised terms as requested by Blackstone. Blackstone was later advised by such other bidder of its determination not to proceed with the transaction, leaving Parent as the highest bidder.

         Item 4(b) of the Schedule 14D-9 is hereby amended by deleting paragraph no. 2 under the heading "Reasons for the Transaction; Factors Considered by the Board" and adding the following:

         2. the presentation of Blackstone at the December 6, 1996 Board of Directors' meeting and the opinion of Blackstone (the "Opinion") to the effect that, as of the date of its Opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to the shareholders of the Company. The full text of the Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Blackstone, is attached hereto as Exhibit 14 and is incorporated herein by reference (the Company has been authorized by Blackstone to include the Opinion and the consent thereto, which is attached hereto as
Exhibit 15 and is incorporated herein by reference). Shareholders are urged to read the Opinion carefully in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.                                               DOCUMENT

Exhibit 1            --        Agreement and Plan of Merger dated as of December 6, 1996
                               between Square Industries, Inc., Central Parking Corporation and
                               Central Parking System -- Empire State, Inc.*

Exhibit 2            --        Pages 2-7 and 11-13 of the Company's Proxy Statement dated July 17,
                               1996.*

Exhibit 3            --        Square Industries, Inc. Executive Severance Pay Plan.*

Exhibit 4            --        Form of Employment Agreement between Brett Harwood, Central
                               Parking Corporation, and Central Parking System, Inc.*

Exhibit 5            --        Escrow Agreement dated December 6, 1996 among Square Industries,
                               Inc., Central Parking Corporation, American National Bank and
                               Lowell Harwood and Sanford Harwood.*


EXHIBIT NO.                                               DOCUMENT

Exhibit 6            --        Agreement to Support Transaction dated December 6, 1996 between
                               Central Parking, Central Parking System -- Empire State, Inc., Lowell
                               Harwood, Mrs. Lowell Harwood, Sanford Harwood, Brett Harwood,
                               Mrs. Brett Harwood, Brett Harwood as custodian and trustee for his minor children, Leslie Harwood Ehrlich, Craig Harwood, Scott
                               Harwood and Scott Harwood as custodian for his minor children.*

Exhibit 7            --        Form of Confidentiality and NonCompete Agreement between Lowell
                               Harwood, Sanford Harwood, Leslie Harwood Ehrlich, Central Parking
                               Corporation and Central Parking System -- Empire State, Inc.*

Exhibit 8            --        Form of Consultancy Agreement between Lowell Harwood and
                               Central Parking System, Inc.*

Exhibit 9            --        Form of Consultancy Agreement between Sanford Harwood and
                               Central Parking System, Inc.*

Exhibit 10           --        Confidentiality Agreement dated July 10, 1996 between Square
                               Industries, Inc. and Central Parking Corporation.*

Exhibit 11           --        Letter to Shareholders of Square Industries, Inc. dated December 13,
                               1996.*

Exhibit 12           --        Press Release issued by Square Industries, Inc. dated December 9,
                               1996.*

Exhibit 13           --        Opinion, dated December 6, 1996, of The Blackstone Group L.P.*

Exhibit 14           --        Opinion, dated December 6, 1996, of The Blackstone Group L.P.

Exhibit 15           --        Consent, dated December 11, 1996, of The Blackstone Group L.P.

------------------
*        Previously filed.

                                       3
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SQUARE INDUSTRIES, INC.



Dated:  January 6, 1997                 By /s/ Lowell Harwood
                                           ------------------------
                                           Lowell Harwood
                                           Chairman and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                                               DOCUMENT

Exhibit 1            --        Agreement and Plan of Merger dated as of December 6, 1996
                               between Square Industries, Inc., Central Parking Corporation and
                               Central Parking System -- Empire State, Inc.*

Exhibit 2            --        Pages 2-7 and 11-13 of the Company's Proxy Statement dated July 17,
                               1996.*

Exhibit 3            --        Square Industries, Inc. Executive Severance Pay Plan.*

Exhibit 4            --        Form of Employment Agreement between Brett Harwood, Central
                               Parking Corporation, and Central Parking System, Inc.*

Exhibit 5            --        Escrow Agreement dated December 6, 1996 among Square Industries,
                               Inc., Central Parking Corporation, American National Bank and
                               Lowell Harwood and Sanford Harwood.*

Exhibit 6            --        Agreement to Support Transaction dated December 6, 1996 between
                               Central Parking, Central Parking System -- Empire State, Inc., Lowell
                               Harwood, Mrs. Lowell Harwood, Sanford Harwood, Brett Harwood,
                               Mrs. Brett Harwood, Brett Harwood as custodian and trustee for his minor children, Leslie Harwood Ehrlich, Craig Harwood, Scott
                               Harwood and Scott Harwood as custodian for his minor children.*

Exhibit 7            --        Form of Confidentiality and NonCompete Agreement between Lowell
                               Harwood, Sanford Harwood, Leslie Harwood Ehrlich, Central Parking
                               Corporation and Central Parking System -- Empire State, Inc.*

Exhibit 8            --        Form of Consultancy Agreement between Lowell Harwood and
                               Central Parking System, Inc.*

Exhibit 9            --        Form of Consultancy Agreement between Sanford Harwood and
                               Central Parking System, Inc.*

Exhibit 10           --        Confidentiality Agreement dated July 10, 1996 between Square
                               Industries, Inc. and Central Parking Corporation.*

Exhibit 11           --        Letter to Shareholders of Square Industries, Inc. dated December 13,
                               1996.*

Exhibit 12           --        Press Release issued by Square Industries, Inc. dated December 9,
                               1996.*

Exhibit 13           --        Opinion, dated December 6, 1996, of The Blackstone Group L.P.*

Exhibit 14           --        Opinion, dated December 6, 1996, of The Blackstone Group L.P.

Exhibit 15           --        Consent, dated December 11, 1996, of The Blackstone Group L.P.

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*        Previously filed.